                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )(1)

                                   SIRVA, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     COMMON STOCK, $0.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   82967Y 10 4
--------------------------------------------------------------------------------
                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 23, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

          NOTE.  The  Schedules  filed in paper  format  shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  SEE Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 17 Pages)

--------
     (1)  The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the purpose of Section 18 of the  Securities  Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 2 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Investments, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                3,704,000 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,704,000 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,704,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 3 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Offshore Portfolio Company, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                3,704,000 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,704,000 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,704,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 4 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Cayman GP, Ltd.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Cayman Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                3,704,000 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,704,000 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,704,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 5 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Capital Management, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                3,704,000 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,704,000 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,704,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 6 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            MLF Holdings, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                3,704,000 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,704,000 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,704,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 7 of 17 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Matthew L. Feshbach
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |X|
                                                                         (b) |_|
--------------------------------------------------------------------------------
     3         SEC USE ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     AF, OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                3,704,000(1) shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                3,704,000(1) shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     3,704,000 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               |_|
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     5.0%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 8 of 17 Pages
------------------------                                ------------------------

     The following  constitutes the Schedule 13D filed by the  undersigned  (the
"Schedule 13D").

Item 1.   SECURITY AND ISSUER.

          This statement  relates to shares of the Common Stock, par value $0.01
(the  "Shares"),  of Sirva,  Inc. (the  "Issuer").  The address of the principal executive offices of the Issuer is 700 Oakmont Lane, Westmont, IL 60559.

Item 2.   IDENTITY AND BACKGROUND.

          This  Schedule  13D is filed by MLF  Investments,  LLC  ("MLFI"),  MLF
Offshore  Portfolio  Company,  L.P. ("MLF Offshore"),  MLF Cayman GP, Ltd. ("MLF
Cayman"), MLF Capital Management,  L.P. ("MLF Capital"), MLF Holdings, LLC ("MLF
Holdings") and Matthew L. Feshbach (together,  the "Reporting Persons"), who act as a group with regards to certain aspects of shares of Common Stock.

          MLF Offshore is a limited partnership organized and existing under the laws of the Cayman  Islands.  The principal  business of MLF Offshore is private investment consulting.  MLF Cayman is a corporation organized and existing under the laws of the Cayman Islands.  The principal business of MLF Cayman is private investment  consulting  and acting as the general  partner of MLF Offshore.  MLF
Capital is a limited  partnership  organized and existing  under the laws of the
State of Delaware.  The principal  business of MLF Capital is private  investing and  acting as  manager  of MLF  Cayman.  MLF  Holdings  is a limited  liability company,  organized  and existing  under the laws of the state of Delaware.  The principal  business  of MLF  Holdings  is private  investment  and acting as the general  partner of MLF Capital.  The  business  address of MLF Offshore and MLF
Cayman is c/o Trident Trust Company  (Cayman) Ltd., One Capital Place,  P.O. Box
847, Grand Cayman,  Cayman Islands,  B.W.I.  MLF Capital is the manager and sole shareholder of MLF Cayman.  The business address of MLF Capital and MLF Holdings is 455 N. Indian Rocks Road, Suite B, Belleair Bluffs, Florida 33770.

          MLFI is a limited liability company,  organized and existing under the laws of the  State  of  Delaware.  The  principal  business  of MLFI is  private investment consulting and acting as the investment advisor of MLF Offshore.  The business  address of MLFI is 455 N. Indian Rocks Road, Suite B, Belleair Bluffs,
Florida 33770.

          Matthew L. Feshbach  (together with MLFI, MLF Holdings,  MLF Offshore,
MLF Cayman and MLF Capital,  the  "Reporting  Persons") is an  individual  whose business address is 455 N. Indian Rocks Road, Suite B, Belleair Bluffs,  Florida
33770.  His  principal  occupation  is  managing  member of each of MLFI and MLF
Holdings.

          During the last five years,  none of MLFI,  MLF Offshore,  MLF Cayman,
MLF Capital,  MLF  Holdings,  or Mr.  Feshbach has been  convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, during the last five years, none of MLFI, MLF Offshore, MLF Cayman, MLF Capital,
MLF  Holdings  or Mr.  Feshbach  has been a party to a civil  proceeding  of any judicial or administrative  body of competent  jurisdiction as a result of which it or he was or is subject  to a  judgment,  decree,  or final  order  enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          As of June 23, 2005, MLF Offshore  beneficially owned 3,704,000 shares of Common Stock. MLFI, Mr. Feshbach,  MLF Cayman, MLF Holdings,  and MLF Capital
may be deemed to  beneficially  own the  shares  of  Common  Stock  owned by MLF
Offshore.  The funds used to purchase  such shares of Common Stock came from the working  capital of MLF Offshore.  The  aggregate  cost of such shares of Common
Stock is approximately $27,631,840.

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 9 of 17 Pages
------------------------                                ------------------------

Item 4.   PURPOSE OF TRANSACTION.

          The Reporting  Persons  purchased the Shares for  investment  purposes based on the Reporting  Persons' belief that the Shares,  when  purchased,  were undervalued and represented an attractive investment opportunity. Depending upon overall  market  conditions,  other  investment  opportunities  available to the
Reporting Persons,  and the availability of Shares at prices that would make the purchase of additional Shares  desirable,  the Reporting Persons may endeavor to increase their position in the Issuer through,  among other things, the purchase of Shares on the open market or in private  transactions  or otherwise,  on such terms and at such times as the Reporting Persons may deem advisable.

          The  Reporting  Persons  support the Issuer's  efforts to focus on its core businesses of moving and relocation.  Additionally,  the Reporting  Persons believe that the seriousness with which the Issuer has addressed its issues with
Section 404 of the  Sarbanes-Oxley  Act is in the long-term best interest of its stockholders.  No Reporting  Person has any present plan or proposal which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j)
of Item 4 of  Schedule  13D  except as set  forth  herein.  It is the  Reporting
Persons' intention,  however, to offer to help the Issuer  strategically if such
opportunities  present  themselves.   The  Reporting  Persons  look  forward  to
increasing  dialogue with the Issuer's  management  and Board of Directors  when appropriate concerning the business, operations and future plans of the Issuer.

          The Reporting Persons may in the future take such actions with respect to its  investment  in the  Issuer as it deems  appropriate  including,  without limitation,  seeking  Board  representation,  making  proposals  to  the  Issuer concerning changes to the  capitalization,  ownership structure or operations of the Issuer,  purchasing  additional  Shares,  selling some or all of its Shares, engaging in short selling of or any hedging or similar  transaction with respect to the Shares or  changing  its  intention  with  respect to any and all matters referred to in Item 4.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) The aggregate  percentage of Shares  reported owned by each person named herein is based upon  73,548,844  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q for the quarter ended September 30, 2004, as filed with the Securities and Exchange Commission on November 15, 2004.

          As of the  close of  business  on June  23,  2005,  each of MLFI,  MLF
Offshore,  MLF Cayman, Mr. Feshbach,  MLF Holdings and MLF Capital  beneficially
owned  3,704,000  Shares,   constituting   approximately   5.0%  of  the  Shares
outstanding.

          (b) Each of MLFI, MLF Offshore, MLF Cayman, Mr. Feshbach, MLF Holdings
and MLF  Capital  shares the power to vote and dispose or to direct the vote and disposition of 3,704,000 Shares, or 5.0% of the Shares outstanding.

          (c)  Schedule A annexed  hereto lists all  transactions  in the Shares during the past sixty days by the Reporting  Persons.  All of such  transactions were effected in the open market.

          (d) No person  other than the  Reporting  Persons is known to have the right to  receive,  or the power to direct the  receipt of  dividends  from,  or proceeds from the sale of, the Shares.

          (e) Not applicable.

Item 6.   CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

          Other than as described herein, there are no contracts,  arrangements, understandings  or  relationships  among the Reporting  Persons,  or between the

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 10 of 17 Pages
------------------------                                ------------------------

Reporting  Persons and any other person,  with respect to the  securities of the
Issuer.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          1.   Joint  Filing  Agreement by and among MLF  Investments,  LLC, MLF
               Offshore  Portfolio  Company,  L.P.,  MLF  Cayman GP,  Ltd.,  MLF
               Capital  Management,  L.P.,  MLF  Holdings,  LLC and  Matthew  L.
               Feshbach, dated June 28, 2005.

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 11 of 17 Pages
------------------------                                ------------------------

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief,  each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2005

                                            /s/ Matthew L. Feshbach
                                           -------------------------------------
                                           MATTHEW L. FESHBACH

                                           MLF INVESTMENTS, LLC

                                           By: /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name:  Matthew L. Feshbach
                                               Title: Managing Member

                                           MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                           By: MLF Cayman GP, Ltd.
                                               Title: General Partner

                                           By: MLF Capital Management, L.P.
                                               Sole shareholder

                                           By: MLF Holdings, LLC,
                                               General Partner

                                           By:  /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name:  Matthew L. Feshbach
                                               Title: Managing Member

                                           MLF CAYMAN GP, LTD.

                                           By:  MLF Capital Management, L.P.
                                                Sole shareholder

                                           By:  MLF Holdings, LLC,
                                                General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:   Matthew L. Feshbach
                                              Title:  Managing Member

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 12 of 17 Pages
------------------------                                ------------------------

                                           MLF CAPITAL MANAGEMENT, L.P.

                                           By: MLF Holdings, LLC
                                               General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                           MLF HOLDINGS, LLC

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 13 of 17 Pages
------------------------                                ------------------------

                                   SCHEDULE A

               TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

TRANSACTIONS BY MLF OFFSHORE PORTFOLIO COMPANY, L.P.

--------------------------------------------------------------------------------
   Shares of Common Stock          Price Per Share ($)          Date of Transfer
         Purchased
--------------------------------------------------------------------------------
          280,000                         6.6000                     4/22/05
--------------------------------------------------------------------------------
          720,000                         6.7000                     4/25/05
--------------------------------------------------------------------------------
          100,000                         6.7900                     4/26/05
--------------------------------------------------------------------------------
          313,200                         6.8600                     4/27/05
--------------------------------------------------------------------------------
          180,000                         6.8600                     4/28/05
--------------------------------------------------------------------------------
          265,800                         6.8400                     4/29/05
--------------------------------------------------------------------------------
          203,500                         6.9600                     5/02/05
--------------------------------------------------------------------------------
          125,000                         6.9200                     5/03/05
--------------------------------------------------------------------------------
           77,000                         6.9700                     5/04/05
--------------------------------------------------------------------------------
          100,000                         7.5300                     5/05/05
--------------------------------------------------------------------------------
          100,000                         7.7300                     5/06/05
--------------------------------------------------------------------------------
          100,000                         7.8500                     5/10/05
--------------------------------------------------------------------------------
          100,000                         7.9900                     5/11/05
--------------------------------------------------------------------------------
           50,000                         7.9700                     5/13/05
--------------------------------------------------------------------------------
           25,000                         8.0500                     5/20/05
--------------------------------------------------------------------------------
           50,000                         8.1000                     5/23/05
--------------------------------------------------------------------------------
           25,000                         8.0400                     5/24/05
--------------------------------------------------------------------------------
           25,000                         7.9300                     6/02/05
--------------------------------------------------------------------------------
          100,000                         9.0900                     6/06/05
--------------------------------------------------------------------------------
          100,000                         8.4200                     6/07/05
--------------------------------------------------------------------------------
          100,000                         9.1700                     6/08/05
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 14 of 17 Pages
------------------------                                ------------------------

--------------------------------------------------------------------------------
           23,000                         9.2100                     6/09/05
--------------------------------------------------------------------------------
           21,700                         9.6100                     6/10/05
--------------------------------------------------------------------------------
           14,000                         9.5600                     6/13/05
--------------------------------------------------------------------------------
           20,000                         9.7800                     6/14/05
--------------------------------------------------------------------------------
           11,000                         9.7900                     6/16/05
--------------------------------------------------------------------------------
           57,300                         9.7700                     6/21/05
--------------------------------------------------------------------------------
          100,000                         9.3700                     6/21/05
--------------------------------------------------------------------------------
           20,000                         9.7300                     6/21/05
--------------------------------------------------------------------------------
           22,500                         9.6500                     6/22/05
--------------------------------------------------------------------------------
          125,000                         9.3300                     6/23/05
--------------------------------------------------------------------------------

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 15 of 17 Pages
------------------------                                ------------------------

                                  EXHIBIT INDEX

                       Exhibit                                           Page
                       -------                                           ----

1.   Joint Filing Agreement by and among MLF Investments,               16 to 17
     LLC, MLF Offshore Portfolio Company, L.P., MLF Cayman
     GP, Ltd., MLF Capital Management, L.P., MLF Holdings,
     LLC and Matthew L. Feshbach, dated June 28, 2005.

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 16 of 17 Pages
------------------------                                ------------------------

                             JOINT FILING AGREEMENT

               In accordance with Rule 13d-1(k)(1)(iii) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated June __,
2005 (including amendments thereto) with respect to the Common Stock of Sirva,
Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

     Dated: June 28, 2005

                                            /s/ Matthew L. Feshbach
                                           -------------------------------------
                                           MATTHEW L. FESHBACH

                                           MLF INVESTMENTS, LLC

                                           By: /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name:  Matthew L. Feshbach
                                               Title: Managing Member

                                           MLF OFFSHORE PORTFOLIO COMPANY, L.P.

                                           By: MLF Cayman GP, Ltd.
                                               Title: General Partner

                                           By: MLF Capital Management, L.P.
                                               Sole shareholder

                                           By: MLF Holdings, LLC,
                                               General Partner

                                           By:  /s/ Matthew L. Feshbach
                                               ---------------------------------
                                               Name:  Matthew L. Feshbach
                                               Title: Managing Member

                                           MLF CAYMAN GP, LTD.

                                           By:  MLF Capital Management, L.P.
                                                Sole shareholder

                                           By:  MLF Holdings, LLC,
                                                General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:   Matthew L. Feshbach
                                              Title:  Managing Member

------------------------                                ------------------------
CUSIP No. 82967Y 10 4                  13D                   Page 17 of 17 Pages
------------------------                                ------------------------

                                           MLF CAPITAL MANAGEMENT, L.P.

                                           By: MLF Holdings, LLC
                                               General Partner

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member

                                           MLF HOLDINGS, LLC

                                           By: /s/ Matthew L. Feshbach
                                              ----------------------------------
                                              Name:  Matthew L. Feshbach
                                              Title: Managing Member